UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

APC GROUP, INC.
(Name of Small Business Issuer in its charter)

Nevada	20-1069585
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3526 Industrial Avenue, Fairbanks, Alaska 99701
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (907) 457-2501

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Not Applicable	Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 Par Value
(Title of class)

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
This registration statement on Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as “may,” “will,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “continue,” or other similar words. You should read statements that contain these words carefully because they discuss our future expectations contain projections of our future results of operations or financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this registration statement could have a material adverse effect on our business, operating results and financial condition, control, including, among others, seasonal aspects. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this registration statement to reflect actual results, future developments, changes in risks, uncertainties or assumptions underlying or affecting such statements, or for prospective events that may have a retroactive effect.

We are filing this registration statement on Form 10-SB with the Securities and Exchange Commission (the “Commission” or the “SEC”), in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Once this registration statement becomes effective under the Exchange Act, we will be obligated to file periodic reports under the Exchange Act.

PART I

Item 1.	Description of Business.

Organization

APC Group, Inc. was originally formed in April 1, 2003 as Alaskan Products Company Partnership, a general partnership under the laws in State of Alaska. Initially, there were two general partners.

On October 20, 2003, the State of Alaska approved our Certificate of Conversion allowing us to convert Alaskan Products Company Partnership to an Alaska limited liability company, under the name of Alaskan Products Company, LLC.

On April 28, 2004 we became APC Group, Inc., a Nevada corporation, through the adoption of a Plan of Conversion and the filing of Articles of Incorporation with Nevada.

Alaskan Products Company LLC, one of our predecessor entities entered a contract to purchase all of the assets of Reel-Thing Innovations Inc., a product development company, on July 10, 2003. Under the terms of the contract as amended, the assets include the patents, molds, blueprints, design drawings, websites, instructional manuals, promotional materials and trade names for MedReel and Reel-Thing, in exchange for installment payments totaling $508,000. In the event that any of the installment payments is ninety (90) days past due, the assets revert back to Reel-Thing Innovations Inc. unless they provide their written consent waiving their right to the reversion. As of May 31, 2007, we were ninety (90) or more days past due. See the heading below, entitled “Risk Factors, Risks Relating to Our Business and Industry.”

Our Business and Products

We market numerous watertight retractable 110v power cord products for use in different industries. We also manufacture proprietary Arctic Leash extension cords in various lengths and gages.

•	Arctic Leash: Vehicle mount retractable polar extension cord reel for motor vehicles.
•	Boom Leash: Retractable polar cord reel for use with “Boom” trucks and high reach equipment.
•	Wall Leash: Outdoor, wall or pole mountable retractable polar cord reel for homes, business, and general use in all climates for homes, business, and industry.
•	MedReel: Retractable green dot cord reel for operating rooms, crash carts, IV poles, computer carts, and hospital beds in health care facilities.
•	Arctic Leash Extension Cords: Proprietary extension cords in all lengths and gauges.
•	Marine Leash: Retractable watertight cord reels for boats, yachts, sailboats, and ships.

The 18 Ft. Arctic Leash

The Arctic Leash is designed for motorists that commonly use extension cords, and it allows them to easily implement and store the cord for future and continuous use. Many motorists in arctic environments carry an extension cord around to plug-in their vehicle, as it is common practice in Alaska, Canada, and other cold climates in keeping vehicle engines heated that most of the world is unaware exists. The uniqueness of this product as well the concept of plugging your car into an electrical outlet caught the eye of a major cable TV network channel and appeared in a program about sub-arctic technology. Typically, motorists coil an extension cord around their side-view mirror. The Arctic Leash installs an extension cord inside a vehicle’s wheel well or behind the bumper, and it retracts into its confined case when not in use to remain out of view and secure when driving. When extended, the cord locks in place and with a slight tug it retracts into its watertight case when not in use. Although this is not a seasonal product, it has limited geographical appeal, primarily in colder climates. Dealerships install these units on selected models year round as part of their package, similar to fog lights.

Current wholesale prices are $84.84 with discounts based upon sales volumes. Current suggested retail price is $119.00 for all models

The 20/30 ft. Boom Leash

The Boom Leash is designed for boom truck manufactures where the Occupational Safety and health Administration, or OSHA, requires a cut off switch. This unit is non-ratcheting and is used as a closure only to signal the operator that the boom is over loaded. These units are original equipment manufacturer, or OEM, devices and can be engineered in different lengths and gauges. We believe that prior to the Boom Leash, there were no all-weather solar/polar cord reels for this application providing a watertight case.

Current OEM prices are $84.84 based upon sales volumes.

The 30 Ft. Wall Leash

The Wall Leash is designed to provide outside/inside retractable power in a watertight case for all climates, environments and applications. The wall leash differs from the Arctic Leash in the sense that it brings power to a device and equipment such as power tools, electric gardening equipment, or as a convenience on decks and patios, were the Arctic Leash is intended to plug into a power source. This removes the need to locate, carry, and connect traditional extension cords when needed power is required outside the house, business, or industry. The wall leash comes with mounting brackets to attach to most any surface, location, or device.

Current wholesale prices are $84.84 with discounts based upon sales volumes. Current suggested retail price is $119.00 for all models.

Arctic Leash Brand Extension Cords

We manufacture and distribute all weather extension cords in various length and gauges that are of the highest quality. Arctic Leash brand extension cords are all weather indoor/outdoor extension cords for use in all climates. Arctic Leash extension cords have lighted plugs on both ends, additional stress relief on plugs, solid stainless steel prongs and are warranted for life.

The MedReel

The MedReel is a retractable extension cord reel developed for use in health care facilities. MedReel is designed to provide green dot retractable power for various applications in the medical industry.

The MedReel has a wide range of uses and applications for a medical setting. It can be mounted on electric beds, operating theatre beds, portable testing equipment, dialysis machines, and other electrical medical equipment. It can also be ceiling mounted in operating theatres and critical care areas. The extension cord retracts and stores in a waterproof durable case when it is not in use.

MedReel’s market consists of hospitals and healthcare facilities, and is intended for applications that are mainly employed indoors. The sales potential of the MedReel are expected to be consistent throughout all periods of the year, and the success of the MedReel product will depend on our ability to market and produce it.

The MedReel is available in four models, made to meet a variety of applications used by health care facilities. Based on the selected models, MedReel products are priced from $199.00 to $269.00. Individual brackets, sold separately, are priced ranging from $39.00 to $99.00.

We believe that the patented, retractable extension cords, in all their forms and applications, may become a product line that can be marketed and sold anywhere in the world, regardless of temperature, climate, or equipment type.

Our Market

Our niche in the extension cord market can be defined as eliminating corporate chain store purchasers and selling directly to the franchisee, or independent store owner, at a substantial discount. Many automotive chain stores own a small portion of there stores and franchise the name to independent store owners.

These corporate chain stores have multi-tiered distribution systems in place with generally one large distribution center whom purchases product from the corporation and resells and a mark up to a smaller localized distribution center whom resells at a mark up to even smaller distribution centers or in some cases the independent store owner. These independent store owners may not be bound to buy products only from the corporation or distribution centers, but they may also be able to buy directly from the manufacturer. Knowing this, we market directly to the independent store owner, removing the corporate and distribution center mark ups and providing the independent store owner better pricing and other benefits such as higher quality products, free shipping, and lifetime warranties. With this in mind, we also leverage other products outside of our current product lines to these independent store owners.

Contract Manufacturing

We rely on a single Ohio-based manufacturer for both the MedReel and Arctic Leash cord reels. The manufacturer also warehouses our products and ships them to our customers.

We have relied on a Chinese-based manufacturer since 2004, for our extension cord products.

Risk Factors

Risks Relating to Our Business and Industry

We need to raise a significant amount of additional capital to meet our current and future business requirements and such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interests.

We need to raise $1,500,000 of additional financing in order to meet our cash requirements for the next twelve (12) months and to fully implement our business plan during the next twelve months. The funds would be used to increase manufacturing of our products, expand our research and development efforts, and attract a larger talented sales force. We intend to raise the financing from the sale of common stock in one or more private placements or public offerings and/or from bank financing. We do not have any firm commitments or identified sources of additional capital from third parties or from our officers, directors or shareholders. Although our officers and directors or their affiliates have facilitated capital for us, or provide us with capital, in the past, they are not legally bound to do so. There can be no assurance that additional capital will be available to us, or that, if available, it will be on terms satisfactory to us. Any additional financing may involve dilution to our shareholders. If we are unable to raise additional financing on terms satisfactory to us, or at all, we would not be able to fully implement our business plan which would have a materially adverse effect our business and financial position and could cause us to delay, curtail, scale back or forgo some or all of our operations or we could cease to exist.

We are past due on our payments to Reel-Thing Innovations, Inc. and risk reversion of our right to the patents, molds, blueprints, design drawings, websites, instructional manuals, promotional materials and trade names for our products which would have a material adverse effect on our business and results of operations or could cause us to delay, curtail or cease operations.

We are ninety (90) or more days past due on our installment payments to Reel-Thing Innovations Inc. in the amount of approximately $168,000. Under the terms of our contract with Reel-Thing Innovations Inc., the patents, molds, blueprints, design drawings, websites, instructional manuals, promotional materials and trade names for our products revert back to Reel-Thing Innovations Inc. in the event that we are ninety (90) days past due unless they provide their written consent waiving their right to the reversion. We have not obtained such signed written consent from Reel-Thing Innovations Inc. and we risk reversion of our right to use the patents, molds, blueprints, design drawings, websites, instructional manuals, promotional materials and trade names which would have a material adverse effect on our business and results of operations or could cause us to delay, curtail or cease operations.

We have a history of operating and net losses which we anticipate will continue.

We have a history of losses from operations. We anticipate that for the foreseeable future, we will continue to experience losses from operations. We had a net loss of $675,488 during our most recently completed fiscal year and a net loss of $620,373 during the fiscal year prior to that. During the six months ended May 31, 2007, we had a net loss of $748,314. We anticipate that our net loss will increase throughout our current fiscal year.

Disruptions in the supply of copper and other raw materials used in our products could cause us to be unable to meet customer demand, which could result in the loss of customers and net sales.

Copper is the primary raw material that we use to manufacture our products. Other significant raw materials that we use are plastics, such as polyethylene. There are a limited number of domestic and foreign suppliers of copper and these other raw materials. If we are unable to maintain good relations with our manufactures or if there are any business interruptions at our suppliers, we may not have access to a sufficient supply of raw materials. If we lose one or both of our manufactures and are unable to locate alternative manufactures, we may not be able to meet customer demand, which could result in the loss of customers and net sales.

Fluctuations in the price of copper and other raw materials, as well as fuel and energy, and increases in freight costs could increase our cost of goods sold and results of operations.

The prices of copper and our other significant raw materials, as well as fuel and energy costs, are subject to considerable volatility. This volatility has affected our profitability and we expect that it will continue to do so in the future. For example, from 2004 to 2006, the average selling price of copper cathode on the COMEX increased from $1.29 per pound in 2004 to $3.10 per pound in 2006, an increase of 140.3%. As a result, volatility in these prices, particularly copper prices, can result in significant fluctuations in our cost of goods sold. If the cost of raw materials increases and we are unable to increase the prices of our products, or offset those cost increases with cost savings in other parts of our business, our results of operations would be reduced. We do not engage in activities to hedge the price of our raw materials. As a result, increases in the price of copper and other raw materials may affect our results of operations if we cannot effectively pass these price increases on to our customers.

The markets for our products are highly competitive, and our inability to compete with other manufacturers in the extension cord and cable reel industry could harm our net sales and profitability.

The markets for extension cord and cable reel products are highly competitive. We compete with much larger competitors in each of our business lines. Many of our products are made to industry specifications and may be considered similar to our competitors' products. Accordingly, we are subject to competition in many of our markets primarily on the basis of price. We must also be competitive in terms of quality, availability, payment terms and customer service. Many of our competitors have greater resources, financial and otherwise, than we do and may be better positioned to invest in manufacturing and supply chain efficiencies and product development. We may not be able to compete successfully with our existing competitors or with new competitors.

We are dependent upon a number of key customers. If they were to cease purchasing our products, our net sales and operating results would likely decline.

We are dependent upon a number of key customers, although none of our customers accounted for more than 15.0% of our net sales for the year ended November 30, 2006. Our customers can cease buying our products at any time and can also sell products that compete with our products. The loss of one or more key customers, or a significant decrease in the volume of products they purchase from us, could result in a drop in our net sales and a decline in our operating results. In addition, a disruption or a downturn in the business of one or more key customers could reduce our sales and could reduce our liquidity if we were unable to collect amounts they owe us.

We face pricing pressure in each of our markets, and our inability to continue to achieve operating efficiency and productivity improvements in response to pricing pressure may result in lower margins.

We face pricing pressure in each of our markets as a result of significant competition and industry over capacity, and price levels for many of our products (after excluding price adjustments related to the increased cost of copper) have declined over the past few years. We expect pricing pressure to continue for the foreseeable future. A component of our business strategy is to continue to achieve operating efficiencies and productivity improvements with a focus on lowering purchasing, manufacturing and distribution costs. We may not be successful in lowering our costs. In the event we are unable to lower these costs in response to pricing pressure, we may experience lower margins and decreases in operating results.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

In its report dated June 25, 2007, our independent auditors, Malone & Bailey, PC, expressed an opinion that there is substantial doubt about our ability to continue as a going concern because we have suffered recurring losses from operations and we have an accumulated deficit and a working capital deficit. We expect to continue to incur losses for the foreseeable future. The accompanying financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of recorded assets, or the amounts and classification of liabilities that might be necessary in the event we cannot continue in existence. Our continuation as a going concern is dependent upon future events, including the acquisition of additional capital to fully implement our business plan. There can be no assurance these future events will occur or that we will continue as a going concern even if they do occur. If we are unable to continue as a going concern, you will lose your entire investment.

We will incur increased costs as a result of being a public company.

We have plans to become a publicly traded company in the U.S. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as new rules implemented by the Securities and Exchange Commission (the “Commission” or the “SEC”) and the National Association of Securities Dealers (the “NASD”). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, if we can obtain such insurance at all. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar liability coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we were to lose the services of Kenneth S. Forster, we may not be able to execute our business strategy.

Kenneth S. Forster, our only executive officer, serves as our President, CEO, Secretary and Treasurer. Our future success depends in large part upon Mr. Forster’s continued service. Mr. Forster is an at-will employee, and we do not maintain a key-person life insurance policy covering Mr. Forster. The loss of Mr. Forster could seriously harm our business.

If we lose the services of our independent order taking and fulfillment companies, our revenues could be reduced.

We depend on the subcontract services of an independent order taking and fulfillment company to sell our products and provide order fulfillment to our customers. Although we believe that we could replace the independent order taking and fulfillment company if our agreement were cancelled, we would face business disruption and possibly increased costs. The loss of our independent order taking and fulfillment company would have a material adverse effect on our business and results of operations.

We may be subject to product liability claims that could be costly and time consuming or harm our reputation and reduce the demand for our products which would have a material adverse effect on our business, financial condition and results of operations.

Our business exposes us to a risk of product liability claims and other adverse effects of product failures. Our customers may assert claims against us if our products fail to perform. A product liability claim can cause us to incur significant legal defense costs and adverse publicity regardless of the claim’s merit or eventual outcome. If we were required to pay damages, such payments could significantly harm our financial condition. A product liability claim also could harm our reputation and lead to a decline in the demand for our products. We do not carry general or other liability insurance to protect us against product liability claims. If we become subject to a product liability claim, it could have a material adverse effect of our business, financial condition and results of operation.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas to compete more effectively with us.

Our proprietary rights are one of the keys to our performance and ability to remain competitive. We rely on a combination of patent, trademark, copyright and trade secret laws in the U.S. and other jurisdictions as well as confidentiality agreements and procedures, non-compete agreements and other contractual provisions to protect our intellectual property, other proprietary rights and our brand. Our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. Litigation may be necessary to enforce our intellectual property rights which could result in substantial costs to us and substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use it to enhance their products. Our inability to adequately protect our intellectual property rights could adversely affect our business and financial condition, and the value of our brand name and other intangible assets.

Risks Relating to Our Common Stock

There is currently no market for our common stock, and we do not expect that a market will develop in the foreseeable future making an investment in our common stock illiquid.

There is currently no market for our common stock. We do not expect that a market will develop at anytime in the foreseeable future. The lack of a market may impair the ability to sell shares at the time investors wish to sell them or at a price considered to be reasonable. In the event that a market develops, we expect that it would be extremely volatile.

We have authorized preferred stock which can be designated by our board of directors without shareholder approval and have established Series A preferred stock, which gives the holders majority voting power over our company.

We have authorized 5,000,000 shares of preferred stock. The shares of preferred stock may be issued from time to time in one or more series, each of which shall have distinctive designation or title as shall be determined by or board of directors prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by our board of directors. Because our board of directors is able to designate the powers and preferences of the preferred stock without the vote of the holders of our common stock, the holders of our common stock will have no control over what designations and preferences our preferred stock will have. As a result of this, our board of directors could designate one or more series of preferred stock with superior rights to the rights of the holders of our common stock.

We have issued 66,000 of our outstanding Series A preferred stock to Kenneth S. Forster who thereby controls our company, and his interest may be different than, or adverse to the interests of our other stockholders.

Our board of directors designated 100,000 shares of Series A preferred stock with super-voting rights and issued 66,000 shares of Series A preferred stock to Kenneth S. Forster, our only executive officer. Mr. Forster, voting separately as a class, has the right to vote on all shareholder matters (including the election of directors) equal to fifty-one percent (51%) of the total vote. For example, if there are 21,511,222 shares of our common stock issued and outstanding at the time of a shareholder vote, Mr. Forster, voting separately as a class, would have the right to vote an aggregate of 22,389,231 shares, out of a total number of 43,900,453 shares voting. Accordingly, Mr. Forster will exercise control over our company on matters submitted to the stockholders for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. Mr. Forster’s interest may differ from the interests of our other stockholders and thus result in corporate decisions that are adverse to our other stockholders.

We do not expect to pay dividends for the foreseeable future.

We have not declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our common stock. Our ability to pay dividends is dependent upon, among other things, our future earnings, operating and financial condition, our capital requirements, general business conditions and other pertinent factors, and is subject to the discretion of our board of directors. Accordingly, there is no assurance that any dividends will ever be paid on our common stock.

Investors may face significant restrictions on the resale of our common stock due to federal regulations of penny stock.

Our common stock will be subject to the requirements of Rule 15(g)9, promulgated under the Securities Exchange Act as long as the price of our common stock is below $4.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990, also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the SEC defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $4.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market. In addition, various state securities laws impose restrictions on transferring penny stocks.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operation.

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this registration statement. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed under the heading “Risk Factors” in the section in this registration statement entitled “Item 1. Description of Business.”

Overview

We market a number of patented watertight retractable power cord products for use in different industries. We also market our proprietary Arctic Leash brand polar extension cords.

•	Arctic Leash: Vehicle mount retractable polar extension cord reel for motor vehicles.
•	Boom Leash: Retractable polar cord reel for use with “Boom” trucks.
•	Wall Leash: Outdoor wall or pole mountable retractable polar cord reel for homes, business, and general use in all climates for homes, business, and industry.
•	MedReel: Retractable green dot cord reel for operating rooms, crash carts, IV poles, computer carts, and hospital beds in health care facilities.
•	Arctic Leash Extension Cords: Proprietary polar cords in all lengths and gauges.

Results of Operations

Fiscal Year Ended November 30, 2006

Revenue decreased $28,967, or 10%, to $264,967 for the fiscal year ended November 30, 2006, compared to revenue of $293,934 for the fiscal year ended November 30, 2005. The decrease in revenue was due to a decrease in sales of MedReel resulting from an inventory backlog that occurred during the third and fourth quarters of the fiscal year ended November 30, 2005, while we were testing and addressing quality control issues with the product.

Cost of goods sold decreased $12,559, or 8%, to $139,404 for the fiscal year ended November 30, 2006, compared to cost of goods sold of $151,963 for the fiscal year ended November 30, 2005. The decrease in cost of goods sold was primarily due to the decrease in sales of MedReel.

Gross profit decreased $16,408, or 12%, to $125,563 for the fiscal year ended November 30, 2006, compared to gross profit of $141,971 for the fiscal year ended November 30, 2005. The decrease in gross profit was primarily due to the decrease in revenue.

Selling, general and administrative expenses decreased $16,424, or 2%, to $728,366 for the fiscal year ended November 30, 2006, compared to selling, general and administrative expenses of $744,790 for the fiscal year ended November 30, 2005. The decrease in selling, general and administrative expenses was primarily due to a reduction in share compensation to our executive officers and other employees and reductions in other miscellaneous operating expenses.

Depreciation expenses increased $4,675, or 65%, to $11,876 for the fiscal year ended November 30, 2006, compared to depreciation expense of $7,201 for the fiscal year ended November 30, 2005. The increase in depreciation expense was due to the additional fixed assets purchased during the fiscal year ended November 30, 2006.

We incurred a loss on sale of assets of $911 for the fiscal year ended November 30, 2006 as a result of the sale of a company vehicle. We did not sell any assets during for the fiscal year ended November 30, 2005, and, as a result we did not have any related gains or losses.

Net operating loss increased $5,570, or 1%, to $615,590 for the fiscal year ended November 30, 2006, compared to net operating loss of $610,020 for the fiscal year ended November 30, 2005.

We had interest expense of $59,898 for the fiscal year ended November 30, 2006, compared to interest expense of $10,353 for the fiscal year ended November 30, 2005.

We had net loss of $675,488 (or basic and diluted net loss per share of $0.04) for the fiscal year ended November 30, 2006, compared to net loss of $620,373 (or basic and diluted net loss per share of $0.04) for the fiscal year ended November 30, 2005. The increase in net loss was primarily attributable to the decrease in gross profit and the increases in net operating loss and interest expense.

Six Months Ended May 31, 2007

Revenue increased $42,690 to $124,292 for the six months ended May 31, 2007, compared to revenue of $81,602 for the six months ended May 31, 2006. The increase in revenue was due to an increase in sales.

Cost of goods sold increased $24,678 to $53,693 for the six months ended May 31, 2007, compared to cost of goods sold of $29,015 for the six months ended May 31, 2006. The increase in cost of goods sold was primarily due to the increase in sales.

Gross profit increased $18,012 to $70,599 for the six months ended May 31, 2007, compared to gross profit of $52,587 for the six months ended May 31, 2006. The increase in gross profit was due to the increase in sales.

Selling, general and administrative expenses increased $233,560 to $747,009 for the six months ended May 31, 2007, compared to selling, general and administrative expenses of $513,449 for the six months ended May 31, 2006. The increase in selling, general and administrative expenses was primarily due to an increase in common stock issued for professional and other services. In addition to issuances of our common stock for professional services during the six months ended may 31, 2007, we also issued 1,937,202 shares valued at $387,440 to Ken Forster for his services as our sole executive officer and 200,000 shares to Matthew Meyer for taking over as Chairman of our board of directors.

Depreciation expenses increased $804, or 16%, to $5,813 for the six months ended May 31, 2007, compared to depreciation expense of $5,009 for the six months ended May 31, 2006. The increase in depreciation expense was due to the additional fixed assets purchased during the six months ended May 31, 2007.

Net operating loss was $682,223 for the six months ended May 31, 2007, compared to net operating loss of $465,949 for the six months ended May 31, 2006. The increase in net operating loss was directly attributable to the increase in selling, general and administrative expenses.

Interest expense was $36,091 for the six months ended May 31, 2007, compared to interest expense of $34,186 for the six months ended May 31, 2006.

We had net loss of $748,314 (or basic and diluted net loss per share of $0.04) for the six months ended May 31, 2007, compared to net loss of $500,135 (or basic and diluted net loss per share of $0.03) for the six months ended May 31, 2006. The increase in net loss was primarily attributable to the increase in net operating loss.

Liquidity and Capital Resources

Total current assets were $145,536 as of May 31, 2007, consisting of cash and cash equivalents of $12,347, net accounts receivable of $47,023, inventory of $76,287 and prepaid expenses of $9,879.

Total current liabilities were $419,840 as of May 31, 2007, consisting of current maturities of long-term debt of $246,541, line of credit of $79,775, accrued expenses of $36,074, trade accounts payable of $29,703 and accounts payable to a related party of $27,747.

As of May 31, 2007, we had a working capital deficit of $274,304. The ratio of current assets to current liabilities was 35% as of May 31, 2007.

During the six months ended May 31, 2007, we had a net decrease in cash and cash equivalents of $1,290 consisting of net cash used in operating activities of $255,055 which was offset by net cash provided by financing activities of $253,765. We did not have cash flows from investing activities for the six months ended May 31, 2007.

Net cash used in operating activities was $255,055 during the six months ended May 31, 2007, consisting of net loss of $748,314, increases in inventory of $22,957 and prepaid expenses of $7,803, decreases in trade accounts payable of $48,898 and accrued liabilities of $3,081 and an adjustment for bad debt recovery of $149 which were offset by adjustments for stock issued for services of $511,743, stock issued for loan costs of $30,000, depreciation of $5,813 and accretion of discount on notes payable of $17,550, a decrease in accounts receivable of $678 and an increase in accounts payable to a related party of $10,363.

Net cash provided by financing activities was $253,765 for the six months ended May 31, 2007, consisting of proceeds from sale of common stock of $215,000 and net borrowings under revolving line of credit of $79,775 which were offset by payments made on debt to a related party of $30,000 and payments made on debt of $11,010.

We need to raise $1,500,000 of additional financing in order to meet our cash requirements for the next twelve (12) months and to fully implement our business plan during the next twelve months. The funds would be used to increase manufacturing of our products, expand our research and development efforts, and attract a larger talented sales force. We intend to raise the financing in from the sale of common stock in one or more private placements or public offerings and/or from bank financing. We do not have any firm commitments or identified sources of additional capital from third parties or from our officers, directors or shareholders. There can be no assurance that additional capital will be available to us, or that, if available, it will be on terms satisfactory to us. Any additional financing may involve dilution to our shareholders. If we are unable to raise additional financing on terms satisfactory to us, or at all, we would not be able to fully implement our business plan which would have a materially adverse effect our business and financial position and could cause us to delay, curtail, scale back or forgo some or all of our operations or we could cease to exist.

Contractual Obligations

In June 2004, we engaged GoPublicToday.com, Inc. (“GPT”) for $75,000 and 500,000 shares of our common stock to provide us with management consulting services in connection with our efforts to become a fully reporting publicly traded company. As of May 31, 2007, we had paid $64,500 and issued the 500,000 shares to GPT. The remaining cash compensation is due upon the effectiveness or abandonment of this registration statement. We also engaged Public Company Management Services, Inc. (“PCMS”), a sister-company of GPT for $48,000 and 750,000 shares of our common stock to provide us with regulatory compliance services during the first twelve (12) months that we are required to file periodic and other reports with the SEC and comply with Sarbanes-Oxley. We have issued the 750,000 shares to PCMS and will pay PCMS $4,000 per month during the period that PCMS is providing us with the regulatory compliance services. In February 2007, we issued an additional 500,000 shares to PCMS for additional management consulting services beyond the hours contemplated under our agreement. GPT and PCMS are subsidiaries of Public Company Management Corporation (“PCMC”), a fully reporting public company.

We lease approximately 3,600 of office and warehouse space for $1,200 per month under a month-to-month operating lease in Fairbanks, Alaska for our corporate headquarters. The lease is cancelable with thirty (30) days written notice.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities. We base our estimates on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. On an on-going basis, we evaluate our estimates. Actual results may differ from these estimates if our assumptions do not materialize or conditions affecting those assumptions change.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

We recognize revenue when persuasive evidence of an agreement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonable assured. This typically occurs when the product is shipped.

Allowance for Doubtful Accounts

Bad debt expense is recognized based on management’s estimate of likely losses per year, past experience and an estimate of current year uncollectible amounts.

Stock-Based Compensation

Effective January 1, 2006, we began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment, as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to January 1, 2006, we accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted with no intrinsic value. We adopted the modified prospective transition method provided for under SFAS No. 123R, and, consequently, have not retroactively adjusted results from prior periods. During the years ended November 30, 2006 and 2005, no options were granted by us to our employees.

Going Concern Considerations

In its report dated June 25, 2007, our principal independent auditors expressed an opinion that there is substantial doubt about our ability to continue as a going concern because we suffered recurring losses of $675,488 and $620,373 in 2006 and 2005, respectively, and we had an accumulated deficit of $2,399,837 and a working capital deficit of $255,551 at November 30, 2006. These conditions persisted during the six months ended May 31, 2007, in which we suffered a loss of $748,314. We will try to raise additional capital from the sale of common stock in one or more private placements or public offerings and/or from bank financing. The accompanying financial statements have been prepared assuming that we will continue as a going concern. The financial statements do not include any adjustments that might result in the event that we cannot continue as a going concern. Our continuation as a going concern is dependent upon future events, including the acquisition of additional financing to fully implement our business plan. If we are unable to continue as a going concern, you will lose your entire investment.

Item 3.	Description of Property.
Our corporate headquarters are located at 3526 Industrial Avenue, Fairbanks, Alaska 99701 and consist of approximately 2,100 square feet of office space and 1,500 square feet of warehouse space. We rent the premises for $1,200 per month under a month-to-month operating lease that is cancelable with thirty (30) days written notice.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information regarding beneficial ownership of our common stock as of July 31, 2007 by (i) each person known by us to be the beneficial owner of more than 5% of our common stock; (ii) each of our directors, nominees and named executive officers; and (iii) all directors and executive officers as a group:

	Common Stock Beneficially Owned (1)		Common Stock and Series A Preferred Stock Beneficially Owned (1)
Name and address (2)	Number	Percent	Number	Percent

Kenneth S. Forster	4,837,202	22.5%	27,226,433(7)	62.0%

A. Roy Wilbur and Brenda Wilbur	2,700,000	12.6%	2,700,000	6.2%

John P. Hoff	1,788,272	8.3%	1,788,272	4.1%

Public Company Management Corporation (3)	1,750,000	8.1%	1,750,000	4.0%

	Common Stock Beneficially Owned (1)		Common Stock and Series A Preferred Stock Beneficially Owned (1)
Name and address (2)	Number	Percent	Number	Percent

Christopher J. Dailey	1,400,000	6.5%	1,400,000	3.2%

Adrian Marangoni (4)	1,330,000	6.2%	1,330,000	3.0%

Richard L. Bienvenue	1,000,000	4.6%	1,000,000	2.3%

Matthew Meyer (5)	285,000	1.3%	285,000	*

Robert C. Tsigonis (6)	155,000	*	155,000	*

Executive Officers and Directors	10,765,474(5)(6)	50.0%	33,154,705(5)(6)(7)	75.5%
As a Group (6 people)

* Less than 1%.

(1)
The number of shares of common stock owned are those "beneficially owned" as determined under the rules of the SEC, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed to be outstanding for computing the percentage of ownership of such person holding such securities, but are not deemed outstanding for computing the percentage ownership of any other person. As of July 31, 2007, there were 21,511,222 shares of common stock outstanding. We have authorized 100,000 shares of Series A preferred stock with super voting rights of which 66,000 shares are outstanding and held by Ken Forster, our only executive officer, as of July 31, 2007. Mr. Foster, solely voting his Series A preferred stock separately as a class, has the right to vote on all shareholder matters (including a vote for the election of directors) equal to fifty-one percent (51%) (or 22,389,231 shares of common stock) of a total vote of 43,900,453 shares of common stock, based on 21,511,222 shares of common stock outstanding as of July 31, 2007, and thereby controls APC.

(2)	The address is 3526 Industrial Avenue, Fairbanks, Alaska 99701.
(3)
Includes 500,000 shares owned by GoPublicToday.com and 1,250,000 shares owned by Public Company Management Corporation Services, Inc. GoPublicToday.com and Public Company Management Corporation Services are subsidiaries of Public Company Management Corporation, a reporting company of which Stephen Brock is the President and majority shareholder.

(4)	Includes 450,000 shares owned by a family member, who, based on our records with our transfer agent, shares the same household with Mr. Marangoni.
(5)	Includes 10,000 shares owned by Mr. Meyer’s spouse.
(6)	Includes an aggregate of 5,000 shares owned by family members, who, based on our records with the transfer agent, share the same household with Mr. Tsigonis.
(7)	Includes voting power over 22,389,231 shares of common stock pursuant to the super voting right of the Series A preferred stock.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

Our executive officers and directors, and their ages and positions are as follows:

Name	Age	Position

Kenneth S. Forster	46	President, CEO, Secretary and Treasurer
Richard L. Bienvenue	56	Director
John P. Hoff	37	Director
Matthew Meyer	46	Director
Robert C. Tsigonis	56	Director
A. Roy Wilbur	60	Director

Kenneth S. Forster has served as our President and CEO since April 2003 and also as our Secretary and Treasurer since October 2006. Mr. Forster was not employed during March 2003. From June 2001 to February 2003, Mr. Forster was the Weatherman and Marketing Representative for CBS and Fox Television affiliates in Fairbanks, Alaska. From May 2000 to May 2001, he served as a Radio Talk Show Host for Clear Channel Communications of Fairbanks, Alaska, which produces radio programs. From April 1996 to May 2000, Mr. Forster was the Vice President of Marketing and Sales for Coconut Telegraph Company, which sold, serviced and maintained telecommunication equipment in Santa Barbara, California and the surrounding areas. From July 1994 to April 1996, Mr. Forster worked as President of Island Communications of Oregon, providing telecommunication contractors to the federal government, maintaining national forest communication equipment in southern Oregon and many local businesses, and for ten years prior to that, Mr. Forster was President of Business Telephone Services, which sold, serviced, engineered, manufactured and maintained telecommunication equipment throughout Southern California.

Richard L. Bienvenue, has served as a member of our board of directors since May 2007. Mr. Bienvenue has served as Vice President of AA Roofing, of Fairbanks, Alaska since 1982. Mr. Bienvenue has specialized education on construction. He is a member of the National Roofing Contractors Association.

John P. Hoff has served as a member of our board of directors since April 2004 and served as Chairman until May 2007. From September 1992 to present, Mr. Hoff has been employed by Tanana Valley Television, an affiliate of FOX and CBS television stations. Mr. Hoff worked as a Sales Manager for Tanana Valley Television from September 1992 until September 1998, when he was promoted to General Manager of both stations and a local newspaper, the Northstar Weekly.

Matthew Meyer has served as a member of our board of directors since June 2006 and as Chairman since May 2007. From September 2004 to present, Mr. Meyer has been employed as an Educational Advisor at Devry University. From February 2002 to September 2004, Mr. Meyer was employed as an Admissions Advisor at Charter College in Anchorage, Alaska. From January 2002 to February 2002, Mr. Meyer served as District Manager for the Anchorage Daily News. From July 1979 to January 2002, Mr. Meyer served in the United States Air Force and retired as Master Sergeant, E-7. Mr. Meyer received a Bachelors degree in Business from Wayland Baptist University and Associate degrees in both Financial Management and Personnel Management from the Community College of the Air Force. Mr. Meyer is a licensed real estate salesperson in the State of Alaska.

Robert C. Tsigonis has served as a member of our board of directors since June 2006. Mr. Tsigonis has over 34 years of experience as an engineer. From February 1998 to present, Mr. Tsigonis has been the Principal and sole owner of Lifewater Engineering Company, a consulting engineering and manufacturing company focusing on water, wastewater and environmental engineering projects in cold regions. Mr. Tsigonis is also a Lecturer on arctic engineering at the University of Washington in Seattle. Mr. Tsigonis received a Bachelors degree in engineering and geology from Dartmouth College, a Bachelors degree in general engineering from Thayer School of Engineering, a Masters degree in engineering and science management from the University of Alaska, and a Masters degree in theology from Christian Life School of Theology.

A. Roy Wilbur has served as a member of our board of directors since June 2006. Mr. Wilbur has over 40 years of experience as a Sheet Metal Journeyman. From April 1998 to present, Mr. Wilbur has been the President and director of Wilbur Brothers, Inc., an Alaska corporation in which he and his wife are the owners. Mr. Wilbur attended Edison Technical School in Seattle, Washington to become a Sheet Metal Journeyman.

There are no family relationships among our directors, executive officers or persons nominated to become directors or executive officers.

We are not aware of the occurrence during the last five years of any events that are material to an evaluation of the ability or integrity of any of our directors or executive officers such as the following:

•	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement of such person in any type of business, securities or banking activities; and

•
Being found by a court of competent jurisdiction (in a civil action), the United States Securities Commission (the “SEC” or the “Commission”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6. Executive Compensation.

The table below sets forth, for our six month period ended May 31, 2007 and our last two completed fiscal years, the compensation earned by our President and CEO, who is our only “Named Executive Officer” as he is currently our only executive officer and no person who served as an executive officer during our last completed fiscal year received $100,000 or more of compensation during such year.

SUMMARY COMPENSATION TABLE (1)
Name and Principal Position	Year(2)	Salary ($)	Stock Awards ($) (3)	All Other Compensation ($)	Total ($)

Kenneth S. Forster	2007	$71,524	$387,440	$-	$458,964
President, CEO,	2006	$66,280	$-	$16,500(4)	$82,780
Secretary and Treasurer	2005	$52,278	$7,889	$-	$60,167

(1)	Does not include perquisites and other personal benefits or property unless the aggregate amount of such compensation is $10,000 or more.
(2)	The amounts for 2007 are only calculated through May 31, 2007.
(3)
Includes 39,444 shares and 1,937,202 shares issued on January 12, 2005 and May 3, 2007, respectively, for services as our President. Stock awards are valued based on the price per share of contemporaneous sales of our common stock to third parties as of the grant date.

(4)	Includes 66,000 shares of Series A preferred stock valued at $16,500 based upon an independent third-party valuation.

The table below sets forth, for our six month period ended May 31, 2007 and our last completed fiscal year, compensation earned by certain directors during the periods presented.

DIRECTOR COMPENSATION (1)
Name	Year(2)	Stock Awards ($) (3)	Total ($)

Matthew Meyer	2007	$40,000	$40,000
	2006	$-	$-

(1)	Does not include perquisites and other personal benefits or property unless the aggregate amount of such compensation is $10,000 or more.
(2)	The amounts for the fiscal year ending November 30, 2007 are only calculated through May 31, 2007.
(3)
Includes 200,000 shares issued on May 3, 2007 for taking over as Chairman of our board of directors. Stock awards are valued based on the price per share of contemporaneous sales of our common stock to third parties as of the grant date. There are no outstanding stock awards for any of our directors.

Annual Fee - We do not have in effect a policy regarding an annual fee or other compensation for serving on our board of directors.

Equity Incentives - Our directors will be eligible to participate in any equity incentive plan which we may adopt in the future.

Other Benefits - We reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors. Our bylaws, subject to the provisions of Nevada Law, contain provisions which allow us to indemnify our directors and director nominees against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with their service to us if it is determined that that person acted in good faith and in a manner which he reasonably believed was in our best interest.

Item 7. Certain Relationships and Related Transactions.

Since the Beginning of Our Last Fiscal Year

In October 2006, we borrowed $30,000 from the mother of Kenneth S. Forster who serves as our sole executive officer. We issued a twelve-month note for this principal amount to Mr. Forster’s mother which bore interest at a rate of 10% per annum. The promissory note was scheduled to mature on October 26, 2007, at which time a final balloon payment of the outstanding principal along with any accrued interest would have been due and payable, but, during March 2007, we paid off the note along with accrued interest of $1,250. The dollar value of the amount involved in the transaction (as well as the dollar value of the amount of Mr. Forster’s mother’s interest) was $31,250.

In January 2006, we issued 66,000 shares of Series A preferred stock valued at $16,500 to Mr. Forster which gave Mr. Forster control over our company. Mr. Forster, voting solely his shares of Series A preferred stock, has the right to vote on all shareholder matters (including a vote for the election of directors) equal to fifty-one percent (51%) of the total vote of common stock. See the section entitled “Item 8. Description of Securities” under the heading “Preferred Stock” for more information regarding our Series A preferred stock.

Currently Proposed

We have agreed to a transaction with PCMS, a wholly-owned subsidiary of PCMC, which is deemed to be the beneficial owner of 8.1% of our common stock without taking into account our Series A preferred stock as set forth in the table in “Item 4. Security Ownership of Certain Beneficial Owners and Management”. PCMS will provide us with regulatory compliance services during the first twelve (12) months that we are required to file periodic and other reports with the SEC and comply with Sarbanes-Oxley. The approximate dollar value of the amount involved in the transaction is $498,000 consisting of $48,000 cash and 750,000 shares of common stock valued at $375,000 and an additional 500,000 shares valued at $75,000 that we issued to PCMS for additional management consulting services beyond the hours contemplated under our agreement. We have issued an aggregate of 1,250,000 shares to PCMS and will pay PCMS $4,000 per month during the period that PCMS is providing us with the regulatory compliance services.

We believe that our related party transactions have been entered into upon terms no less favorable to us than those that could be obtained from unaffiliated third parties. Our reasonable belief of fair value is based upon proximate similar transactions with third parties or attempts to obtain the services from third parties, if such transaction would be available from third parties. All ongoing and future transactions with such persons, including any loans from or compensation to such persons, will be approved by a majority of disinterested members of our board of directors.

Item 8. Description of Securities.

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our articles of incorporation and/or certificates of designation.

We have authorized capital stock consisting of 50,000,000 shares of common stock, $.001 par value per share and 5,000,000 shares of preferred stock, $.001 par value per share. We have designated 100,000 shares of Series A preferred stock with super-voting rights. We had 21,511,222 shares of common stock and 66,000 shares of Series A preferred stock issued and outstanding as of July 31, 2007.

Common Stock

The holders of outstanding shares of common stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the board from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. There is no cumulative voting of the election of directors then standing for election. The common stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. Each outstanding share of common stock is duly and validly issued, fully paid and non-assessable.

Preferred Stock

Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors is vested with authority to divide the shares of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series. Our board of directors may, without stockholders approval, issue preferred stock with voting, dividend, redemption, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding an unfriendly takeover or attempted changes in control. There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Series A preferred stock. We have issued 66,000 shares of Series A preferred stock with super-voting rights. The holders of the Series A preferred stock voting separately as a class, have the right to vote on all shareholder matters (including the election of directors) equal to fifty-one percent (51%) of the total vote. For example, if there are 21,511,222 shares of our common stock issued and outstanding at the time of a shareholder vote, the holders of Series A preferred stock, voting separately as a class, will have the right to vote an aggregate of 22,389,231 shares, out of a total number of 43,900,453 shares voting. The holders of Series A preferred stock are not entitled to receive any dividends paid on our common stock, have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the shares of our Series A preferred stock Additionally, we may not amend, alter or repeal any provision of our articles of incorporation, as amended, or bylaws as to adversely affect the designations, preferences, limitations and relative rights of the Series A preferred stock, effect any reclassification of the Series A preferred stock, or amend, alter or repeal the certificate of designation establishing the Series A preferred stock without the affirmative vote of at least 66-2/3% of all outstanding shares of Series A Preferred Stock. However, we may, by any means authorized by law and without any vote of the holders of shares of Series A preferred stock, make technical, corrective, administrative or similar changes to such certificate of designation that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Series A preferred stock. Kenneth S. Forster, who serves as our only executive officer, holds all 66,000 shares of Series A preferred stock, and thereby controls our company.

PART II

Item 1.	Market price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

There is no established public trading market for our common stock and a regular trading market may not develop, or if developed, may not be sustained. Therefore, persons who acquire our common stock in all likelihood will not be able to resell our common stock should they desire to do so when our common stock is eligible for public resell. Furthermore, it is unlikely that a lending institution will accept our common stock as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our common stock.

Our common stock is not subject to any outstanding options or warrants to purchase, or securities convertible into, our common stock.

All of our shares of common stock were issued as “restricted securities” as that term is defined by Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) and bore appropriate legends, restricting their transferability. Restricted securities may not be sold except pursuant to an effective registration statement filed by us or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who owns shares that were purchased from us (or any affiliate) after at least one year passes, including a person who may be deemed our affiliate, will be entitled to sell within any three-month period a number of shares that does not exceed 1% of the then outstanding shares of our common stock. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. Any person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 under the Securities Act that were purchased from us (or any affiliate) at least two years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. As of July 31, 2007, there were 9,808,728 shares of our common stock held by non-affiliates and 7,628,272 shares of our common stock held by affiliates (or an aggregate of 17,437,000 shares) that could be sold pursuant to Rule 144 subject to the manner of sale provisions, notice requirements and the availability of current public information about us. As of July 31, 2007, there were 7,786,728 shares held by non-affiliates that could be sold pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Holders of Record

As of July 31, 2007, we had 89 holders of record of our common stock.

Dividend Policy

We have never declared or paid dividends on our common stock. We do not anticipate paying dividends on our common stock in the near future. We intend to reinvest in our business operations any funds that could be used to pay dividends. Our common stock is junior in priority to our preferred stock with respect to dividends.

Item 2. Legal Proceedings.

In April 2006, Adrian Marangoni, a former executive officer, filed a lawsuit against the us in the District Court for the State of Alaska, Fourth Judicial District at Fairbanks seeking the payment of approximately $21,407, which he claims he loaned to us, along with post judgment interest, costs and attorney’s fees. On June 11, 2007, we made an Offer of Judgment to Mr. Marangoni in the amount of $21,407 which was accepted. Mr. Marangoni has yet to file a form of final judgment computing interest, costs and attorney’s fees. As of May 31, 2007, we had accrued $27,747 consisting of the judgment amount, interest from April 1, 2006 to May 31, 2007 at the rate of 9.25% per annum, attorney fees at 18% of the judgment amount and filing fees.

From time to time, we may be a party to, and our properties may be the subject of, routine legal proceedings or threats of legal proceedings which we do not believe are material.

Item 3. Changes in and Disagreements with Accountants.

None.

Item 4. Recent Sales of Unregistered Securities.

We sold securities in the following transaction within the past three (3) years without registering the securities under the Securities Act:

From June 9, 2004 to November 4, 2004, we sold an aggregate of 1,280,650 shares of common stock in a private offering to twenty-eight (28) investors for a total of $256,130.

On October 25, 2004, we issued 25,000 shares of common stock valued at $5,000 to an individual for installation services rendered and 10,000 shares of common stock valued at $2,000 to an individual for market research services rendered regarding our products.

On November 1, 2004, we issued 31,225 shares of common stock valued at $6,245 to an individual for consulting services rendered regarding the installation procedure for mounting our products onto vehicles.

On January 10, 2005, we issued 100,000 shares of common stock valued at $20,000 to an individual for marketing services rendered regarding our products.

On January 12, 2005, we issued 39,444 shares of common stock valued at $7,889 to our President, Ken Forster, who currently serves as our sole executive officer, 749,900 shares of common stock valued at $149,980 to our then current Treasurer and 106,181 shares of common stock valued at $21,236 to our the current Secretary for their services rendered.

On January 17, 2005, we issued 50,000 shares of common stock valued at $10,000 to an individual for marketing services rendered regarding our products.

On January 19, 2005, we issued 450,000 shares of common stock valued at $90,000 to Adrienne Brownell in lieu of an accounts receivable of $45,000 and compensation of $45,000.

On January 21, 2005, we issued 40,000 shares of common stock valued at $8,000 to an individual for consulting services rendered in building mechanical prototypes for new products.

On June 29, 2005, we issued 500,000 shares of common stock valued at $100,000 to GoPublicToday.com for it to enter into a management consulting services contract in connection with our efforts to become a fully reporting publicly traded company.

From October 6, 2005 to January 24, 2006, we sold an aggregate of 287,000 shares of common stock in a private offering to thirty-four (34) investors for a total of $143,500.

On May 9, 2006, we sold 1,000,000 shares of common stock to an individual for $150,000.

On May 12, 2006, we issued 750,000 shares of common stock valued at $375,000 to PCMS for it to agree to provide us with regulatory compliance services during the first twelve (12) months that we are required to file periodic and other reports with the SEC and comply with Sarbanes-Oxley.

On December 1, 2006, we issued 200,000 shares of common stock valued at $30,000 to Ludwig Bergh in consideration for a certificate of deposit in the amount of $100,000 that Mr. Bergh provided as collateral for a $100,000 line of credit that we obtained from a commercial bank.

On January 18, 2007 we issued 37,020 shares of common stock valued at $5,553 to an employee for administrative services rendered and 25,000 shares of common stock valued at $3,750 to a consultant for accounting services rendered.

On February 27, 2007, we issued an additional 500,000 shares of common stock valued at $75,000 to PCMS for additional management consulting services beyond the hours contemplated under our agreement.

On March 6, 2007, we sold an aggregate of 1,075,000 shares of common stock for $215,000 consisting of 1,000,000 shares of common stock to Richard L. Bienvenue, who subsequently became one of our directors, for $200,000 and 75,000 shares of common stock to an individual for $15,000.

On May 3, 2007, we issued 1,937,202 shares of common stock valued at $387,440 to Ken Forster, who currently serves as our sole executive officer, for services rendered and 200,000 shares of common stock valued at $40,000 to Matthew Meyer for taking over as Chairman of our board of directors.

We issued the shares in all of the foregoing transactions in reliance upon Section 4(2) of the Securities Act since none of the transactions involved underwriters, underwriting discounts or commissions; all shares were restricted from further sale or transfer by restrictive legends and applicable stop transfer instructions; no sales were made by general solicitation or advertising; sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment; and all investors either had a previous relationship with us or were given the opportunity to obtain any additional information.

Item 5. Indemnification of Directors and Officers.

Our bylaws provide that we shall indemnify any present or former director, advisory director or officer of ours, any person who is serving or served at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionality of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and any person nominated or designated by the board of directors to serve in any of the capacities referred to above, against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by such person in connection with any threatened, pending or completed civil, criminal, administrative, arbitrative or investigative action, suit or proceeding, any appeal thereof, and any inquiry or investigation that could lead to such an action, suit or proceeding in which such person was, is or is threatened to be named a defendant or respondent, or in which such person was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of such person serving or having served, or having been nominated or designated to serve, in any of the capacities referred to above; provided however, that we are not required to indemnify such person unless such person acted in good faith, reasonably believed, in the case of such person’s conduct as a director or officer of ours, that their conduct was in APC’s best interests and, in all other cases, that their conduct was at least not opposed to APC’s best interests, and, in the case of any criminal proceeding, had no reasonable cause to believe that their conduct was unlawful. In the event that an indemnitee is found liable to APC or is found liable on the basis that personal benefit was improperly received by the indemnitee the indemnification is limited to reasonable expenses actually incurred by the indemnitee in connection with the proceeding and shall not be made in respect of any proceeding in which the indemnitee shall have been found liable for willful or intentional misconduct in the performance of the indemnitiee’s duty to APC. Except as provided above, there is no indemnification in respect of any proceeding in which the indemnitee shall have been found liable on the basis that personal benefit was improperly received by the indemnitee or found liable to APC. The indemnification provided in our bylaws is applicable whether or not negligence or gross negligence of the indemnitee is alleged or proven.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

PART F/S

Financial Statements.

Set forth below are the following financial statements for our company:

Report of Independent Registered Public Accounting Firm	F-1
Balance Sheet as of November 30, 2006	F-2
Statement of Operations for the Years Ended November 30, 2006 and 2005	F-3
Statement of Changes in Shareholders’ Deficit for the Years Ended November 30, 2006 and 2005	F-4
Statement of Cash Flows for the Years Ended November 30, 2006 and 2005	F-5
Notes to Financial Statements	F-6

Unaudited Balance Sheet as of May 31, 2007	F-10
Unaudited Statement of Operations for the Six Months Ended May 31, 2007 and 2006	F-11
Unaudited Statement of Changes in Shareholders’ Deficit for the Six Months Ended May 31, 2007 and 2006	F-10
Unaudited Statement of Cash Flows for the Six Months Ended May 31, 2007 and 2006	F-13
Notes to Unaudited Financial Statements	F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
APC Group, Inc.
Fairbanks, Alaska.

We have audited the accompanying balance sheet of APC Group, Inc. as of November 30, 2006 and the related statements of operations, changes in shareholders’ deficit and cash flows for the two years then ended. These financial statements are the responsibility of APC Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of APC Group as of November 30, 2006 and the results of its operations and cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that APC Group will continue as a going concern. As discussed in Note 2 to the financial statements, APC Group suffered recurring losses from operations and has an accumulated deficit, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Malone & Bailey, P.C.
www.malone-bailey.com
Houston, Texas

June 25, 2007

APC GROUP, INC.
BALANCE SHEET
As of November 30, 2006

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$13,637
Accounts receivable, net of allowance for bad debt of $22,549	47,552
Inventory	53,330
Prepaid expenses	2,076
Total current assets	116,595

Property and equipment, net of accumulated depreciation of $18,659	62,579

TOTAL ASSETS	$179,174

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable-trade	$78,602
Accounts payable-related parties	17,383
Accrued expenses	39,155
Note payable-related party	30,000
Current maturities of long-term debt	207,006
Total current liabilities	372,146

Long-term debt, net of current maturities	213,330
TOTAL LIABILITIES	585,476

SHAREHOLDERS’ DEFICIT
Preferred stock, $0.001 par value; 5,000,000 shares authorized, 66,000 shares issued and outstanding	66
Common stock, $0.001 par value; 50,000,000 shares authorized, 17,537,000 shares issued and outstanding	17,537
Additional paid-in-capital	1,975,932
Accumulated deficit	(2,399,837)
Total shareholders’ deficit	(406,302)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$179,174

See accompanying summary of accounting policies and notes to financial statements.

APC GROUP, INC.
STATEMENTS OF OPERATIONS
Years Ended November 30, 2006 and 2005

	2006	2005

REVENUES	$264,967	$293,934
COST OF REVENUES	139,404	151,963
Gross profit	125,563	141,971

OPERATING EXPENSES
Selling, general and administrative expenses	728,366	744,790
Depreciation expense	11,876	7,201
Loss on sale of assets	911	-

Net operating loss	(615,590)	(610,020)

OTHER EXPENSES
Interest expense	(59,898)	(10,353)

Net loss	$(675,488)	$(620,373)

Basic and diluted net loss per share	$(0.04)	$(0.04)
Weighted average shares outstanding	16,763,620	15,125,965

See accompanying summary of accounting policies and notes to financial statements.

APC GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
Years Ended November 30, 2006 and 2005

	Preferred Shares	Common Shares	Preferred Stock	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total

Balances, November 30, 2004	-	13,965,350	$-	$13,965	$807,841	$(1,103,976)	$(282,170)

Stock issued for:
Cash	-	750,900	-	751	234,629	-	235,380
Services	-	2,066,750	-	2,067	411,283	-	413,350
Purchase of common stock	-	(999,000)	-	(999)	(19,001)	-	(20,000)

Net loss	-	-	-	-	-	(620,373)	(620,373)

Balances, November 30, 2005	-	15,784,000	-	15,784	1,434,752	(1,724,349)	(273,813)

Stock issued for:
Cash	-	1,003,000	-	1,003	150,497	-	151,500
Services	66,000	750,000	66	750	390,683	-	391,499

Net loss	-	-	-	-	-	(675,488)	(675,488)

Balances, November 30, 2006	66,000	17,537,000	$66	$17,537	$1,975,932	$(2,399,837)	$(406,302)

See accompanying summary of accounting policies and notes to financial statements.

APC GROUP, INC.
STATEMENTS OF CASH FLOWS
Years Ended November 30, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net loss	$(675,488)	$(620,373)

Adjustments to reconcile net loss to net
cash used in operating activities:
Stock issued for services	391,499	413,350
Depreciation expense	11,876	7,201
Accretion of discount on notes payable	38,250	37,198
Bad debt expense	17,606	24,033
Loss on sale of assets	911	-
Changes in assets and liabilities
Accounts receivable	29,409	(102,955)
Inventory	(33,727)	12,212
Prepaid expenses	(876)	(1,200)
Accounts payable-trade	13,258	20,048
Accounts payable-related parties	(9,588)	27,703
Accrued liabilities	22,500	(5,410)
Net cash used in operating activities	(194,370)	(188,193)

Cash flows from investing activities:
Purchase of property and equipment	(36,728)	(14,980)
Proceeds from sale of property and equipment	10,673	-
Net cash used in investing activities	(26,055)	(14,980)

Cash flows from financing activities:
Proceeds from sale of common stock	151,500	235,380
Purchase of common stock	-	(20,000)
Proceeds from issuance of debt	63,728	12,706
Payments made on long-term debt	(25,381)	(9,633)
Net cash provided by financing activities	189,847	218,453

Net increase (decrease) in cash and cash equivalents	(30,578)	15,280
Cash and cash equivalents, at beginning of year	44,215	28,935

Cash and cash equivalents, at end of year	$13,637	$44,215

Supplemental cash flows information:
Cash paid for interest	$3,924	$-
Cash paid for income tax	-	-

See accompanying summary of accounting policies and notes to financial statements.

APC GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of business

APC Group, Inc. was originally formed in April 1, 2003, as a general partnership under the laws in State of Alaska. On October 20, 2003, Alaskan Products Company Partnership was converted to a Limited Liability Company. On April 28, 2004, APC, LLC was converted into a corporation in the State of Nevada and changed its name to APC Group, Inc. APC Group's products include a broad range of polar and non-polar standard extension cords, retractable extension cords for consumer, industry, construction, medical facilities, and marine use. APC markets and distributes products through a variety of channels, including direct response, domestic and international distributors, online automotive web sites, and mass retail department stores and chains through out the United States and Canada.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

APC Group recognizes revenue when persuasive evidence of an agreement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonable assured. This typically occurs when the product is shipped.

Cash and Cash Equivalents

APC Group considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Inventory

Inventory consists of finished goods stated at the lower of average cost or market. Retractable extension cords produced using an APC Group mold are assembled with various parts to produce finished goods.

Allowance for Doubtful Accounts

Bad debt expense is recognized based on management’s estimate of likely losses per year, past experience and an estimate of current year uncollectible amounts. Allowance for doubtful accounts was $22,549 as of November 30, 2006.

Property and Equipment

Property and equipment are recorded at cost. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the Statements of Operations. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets as follows:

Molds	15 years
Furniture and Fixtures	7 years
Computers and Equipment	5 years
Vehicles	5 years

Depreciation expense related to property and equipment was approximately $11,876 and $7,201 for the years ended November 30, 2006 and 2005, respectively.

Impairment of Long-Lived Assets

APC Group reviews the carrying value of its long-lived assets annually or whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. APC Group assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Fair Value of Financial Instruments

APC Group believes that the carrying value of its current assets and current liabilities approximate the fair value of such items due to their short-term nature.

Income Taxes

Prior to incorporating as APC Group, the company operated as a partnership named Alaskan Products Company, LLC. No provision for income taxes was required because the partners reported their proportional shares of partnership taxable income or loss on their respective income tax returns.

Income tax expense is now based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

Stock-Based Compensation

Effective January 1, 2006, APC Group began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment, as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to January 1, 2006, APC Group accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted with no intrinsic value. APC Group adopted the modified prospective transition method provided for under SFAS No. 123R, and, consequently, has not retroactively adjusted results from prior periods. During the years ended November 30, 2006 and 2005, no options were granted by APC Group to its employees.

Basic and Diluted Net Loss per Share

Basic and diluted net loss per share calculations are presented in accordance with Financial Accounting Standards Statement 128, and are calculated on the basis of the weighted average number of common shares outstanding during the year. They include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share are the same due to the absence of common stock equivalents.

Recently Issued Accounting Pronouncements

APC Group does not expect the adoption of any recently issued accounting pronouncements to have a significant impact on its financial position, results of operations or cash flows.

2. GOING CONCERN

APC Group suffered losses of $675,488 and $620,373 in 2006 and 2005, respectively, has an accumulated deficit of $2,399,837 and a working capital deficit of $255,551 at November 30, 2006. These conditions raise substantial doubt as to APC Group’s ability to continue as a going concern. Management is trying to raise additional capital through sales of common stock. The financial statements do not include any adjustments that might be necessary if APC Group is unable to continue as a going concern.

3. LONG-TERM DEBT

APC Group has long-term obligations that are secured by APC Group’s assets. The obligation to Reel-Thing Innovations requires periodic payments of varying amounts, with the last payment due in October 2009. A 10% interest rate was used to discount the loan for the non-interest bearing obligation.

APC Group has two equipment loans, bearing interest at 22% that require monthly payments through January 2009 and 2010. APC Group has a vehicle loan, bearing interest at 6% that requires monthly payments through January 2012.

Balances of long-term debt obligations as of November 30, 2006 and scheduled maturities of that debt are set out below.

Note payable to Reel-Thing Innovations	$441,000
Loan discount	(54,453)
Equipment loans	3,086
Vehicle loan	30,703
420,336
Current maturities of long-term debt	(207,006)
Long-term debt	$213,330

4. NOTE PAYABLE - RELATED PARTY

On October 26, 2006, APC Group borrowed $30,000 from Francine Forster. Francine Forster is the mother of a majority shareholder, President and Officer of APC Group, Ken Forster. A promissory note was issued for $30,000, with interest (10%) only for a period of 12 months with a final balloon payment due on October 26, 2007.

5. INCOME TAX

APC Group uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During fiscal 2006 and 2005, APC Group incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $1,300,000 at November 30, 2006, and will expire in the years 2025 through 2026.

At November 30, 2006, deferred tax assets consisted of the following:

Deferred tax assets
Net operating losses	$450,000
Less: valuation allowance	(450,000)
Net deferred tax asset	$0

6. PREFERRED STOCK

On January 9, 2006, the Board of Directors of APC Group amended the Articles of Incorporation to authorize 5,000,000 shares of preferred stock at $0.001 par value.

On January 25, 2006, APC Group issued 66,000 shares of preferred stock to Ken Forster, a majority shareholder, President and Officer of APC Group. The preferred stock is entitled to exercise at least a majority of the voting power. As a result, Mr. Forster has voting control of APC Group. The preferred stock of APC Group was valued at $16,499 and recorded as compensation expense.

7. COMMON STOCK

APC Group operated as a partnership prior to its incorporation on April 28, 2004 in the State of Nevada. APC Group has 50,000,000 shares of authorized stock at $0.001 par value.

From December 1, 2004 through November 30, 2005, APC Group issued 750,900 shares for $235,380 in cash, 2,066,750 shares, valued at $413,350, for compensation and repurchased 999,000 shares for $20,000.

From December 1, 2005 through November 30, 2006, APC Group issued 1,003,000 shares for $151,500 in cash and issued 750,000 shares, valued at $375,000, for services.

8. COMMITMENTS AND CONTINGENCIES

In June 2004, APC Group engaged GoPublicToday.com, Inc. to perform management consulting services in conjunction with APC Group’s efforts to become a fully reporting publicly traded company. For the services to be performed, APC Group agreed to pay GoPublicToday.com $75,000 plus 500,000 shares of common stock. As of November 30, 2006, APC Group has paid GoPublicToday.com $64,500 and issued 500,000 shares of common stock. The remaining cash compensation will be paid at the time APC Group is required to file periodic and other reports with the SEC.

In order to deal with on-going SEC compliance issues, relating to filing periodic and other reports, beginning at the time APC Group is required to file such reports, APC Group has agreed to retain Public Company Management Services, Inc., an affiliate of GoPublicToday.com. For the services to be performed, APC Group agreed to pay Public Company Management Services 750,000 shares of common stock plus $4,000 per month. In February 2007, APC Group issued an additional 500,000 shares to PCMS for additional management consulting services. As of November 30, 2006, APC Group has issued 750,000 shares of common stock to Public Company Management Services and made no cash payments.

APC Group leases office and warehouse space in Fairbanks, Alaska under a month to month operating lease. The lease is cancelable with thirty days written notice. Rent expense was $14,400 and $14,400 for the years ended November 30, 2006, and 2005, respectively.
.
9. SUBSEQUENT EVENTS

On November 30, 2006, a business loan was signed between APC Group and Denali State Bank establishing a $100,000 line of credit with a maturity date of November 30, 2007, at an annual interest rate of 6.25% with accrued interest paid monthly beginning December 30, 2006. A certificate of deposit in the amount of $100,000 was assigned by Ludwig Bergh, an APC Group shareholder, as collateral for which APC Group issued 200,000 shares of common stock valued and expensed as $30,000 as loan costs. During the first six months of 2007, APC Group borrowed $79,775 on this line of credit.

During the first six months of fiscal 2007, APC Group paid off the $30,000 related party promissory note along with accrued interest of $1,250.

Between December 1, 2006 and May 31, 2007, APC Group issued 1,075,000 common shares for $215,000 in cash and issued 2,699,222 shares, valued at $511,743 for services.

On June 11, 2007, APC Group made an Offer of Judgment to a former employee in the amount of $21,407 which was accepted. The former employee has yet to file a form of final judgment computing interest, costs and attorney’s fees. As of May 31, 2007, APC Group has accrued $27,747 consisting of $21,407 judgment amount, interest of $2,338 from April 1, 2006 to May 31, 2007 at the rate of 9.25% per annum, attorney fees of $3,853 at 18% of the judgment amount and filing fees of $150.

APC GROUP, INC.
BALANCE SHEETS
(unaudited)

	May 31,	November 30,
	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,347	$13,637
Accounts receivable, net of allowance for bad debt of $22,400 and $22,549, respectively	47,023	47,552
Inventory	76,287	53,330
Prepaid expenses	9,879	2,076
Total current assets	145,536	116,595

Property and equipment, net of accumulated depreciation of $24,472 and $18,659, respectively	56,766	62,579

TOTAL ASSETS	$202,302	$179,174

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable-trade	$29,703	$78,602
Accounts payable-related party	27,747	17,383
Accrued expenses	36,074	39,155
Note payable-related party	-	30,000
Line of credit	79,775	-
Current maturities of long-term debt	246,541	207,006
Total current liabilities	419,840	372,146

Long-term debt, net of current maturities	180,335	213,330
TOTAL LIABILITIES	600,175	585,476

SHAREHOLDERS’ DEFICIT
Preferred stock, $0.001 par value; 5,000,000 shares authorized; 66,000 shares issued and outstanding	66	66
Common stock, $0.001 par value; 50,000,000 shares authorized; 21,511,222 and 17,537,000 shares issued and outstanding, respectively	21,511	17,537
Additional paid-in-capital	2,728,701	1,975,932
Accumulated deficit	(3,148,151)	(2,399,837)
Total shareholders’ deficit	(397,873)	(406,302)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$202,302	$179,174

See notes to financial statements.

APC GROUP, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended		Six Months Ended
	May 31,		May 31,
	2007	2006	2007	2006

REVENUE	$49,921	$12,343	$124,292	$81,602
COST OF GOODS SOLD	20,298	4,639	53,693	29,015
Gross profit	29,623	7,704	70,599	52,587

OPERATING EXPENSES
Selling, general and administrative expenses	549,949	433,730	747,009	513,449
Depreciation expense	2,907	2,446	5,813	5,009
Loss on sale of assets	-	78	-	78

Net operating loss	(523,233)	(428,550)	(682,223)	(465,949)

OTHER INCOME (EXPENSE)
Loan costs	-	-	(30,000)	-
Interest expense	(22,373)	(17,237)	(36,091)	(34,186)

Net loss	$(545,606)	$(445,787)	$(748,314)	$(500,135)

Basic and diluted net loss per share	$(0.03)	$(0.03)	$(0.04)	$(0.03)

Weighted average shares outstanding	19,919,767	16,181,022	18,873,485	15,985,269

See notes to financial statements.

APC GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
Six Months Ended May 31, 2007
(unaudited)

	Preferred Shares	Common Shares	Preferred Stock	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total

Balances, November 30, 2006	66,000	17,537,000	$66	$17,537	$1,975,932	$(2,399,837)	$(406,302)

Stock issued for:
Cash	-	1,075,000	-	1,075	213,925	-	215,000
Services	-	2,699,222	-	2,699	509,044	-	511,743
Loan costs	-	200,000	-	200	29,800	-	30,000

Net loss	-	-	-	-	-	(748,314)	(748,314)

Balances, May 31, 2007	66,000	21,511,222	$66	$21,511	$2,728,701	$(3,148,151)	$(397,873)

See notes to financial statements.

APC GROUP, INC.
STATEMENTS OF CASH FLOWS
Six Months Ended May 31, 2007 and 2006
(unaudited)

	2007	2006
Cash flows from operating activities:
Net loss	$(748,314)	$(500,135)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock issued for services	511,743	391,500
Stock issued for loan costs	30,000	-
Depreciation	5,813	5,009
Accretion of discount on notes payable	17,550	23,356
Bad debt expense (recovery)	(149)	2,657
Loss on sale of assets	-	78
Changes in assets and liabilities
Accounts receivable	678	80,736
Inventory	(22,957)	(63,011)
Prepaid expenses	(7,803)	1,200
Accounts payable-trade	(48,898)	6,993
Accounts payable-related party	10,363	(15,777)
Accrued liabilities	(3,081)	(6,250)
Net cash used in operating activities	(255,055)	(73,644)

Cash flows from investing activities:
Purchase of property and equipment	-	(36,728)
Proceeds from sale of property and equipment	-	3,900
Net cash used in investing activities	-	(32,828)

Cash flows from financing activities:
Net borrowings under revolving line of credit	79,775	-
Proceeds from sale of common stock	215,000	151,500
Proceeds from issuance of debt	-	33,728
Payments made on debt	(11,010)	(14,002)
Payments made on debt-related party	(30,000)	-
Net cash provided by financing activities	253,765	171,226

Net increase (decrease) in cash and cash equivalents	(1,290)	64,754
Cash and cash equivalents, at beginning of period	13,637	44,215

Cash and cash equivalents, at end of period	$12,347	$108,969

Supplemental cash flows information:
Cash paid for interest	$36,091	$1,927
Cash paid for income tax	-	-

See notes to financial statements.

APC GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of APC Group, Inc., have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in APC Group’s registration statement filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2006 as reported in the Form 10-SB have been omitted.

2. LONG-TERM DEBT

Balances of long-term debt obligations as of May 31, 2007 and scheduled maturities of that debt are set out below.

Note payable to Reel-Thing Innovations	$433,000
Loan discount	(36,903)
Equipment loans	2,408
Vehicle loan	28,371
426,876
Current maturities of long-term debt	(246,541)
Long-term debt	$180,335

3. NOTE PAYABLE - RELATED PARTY

On March 9, 2007, APC Group repaid the $30,000 related party promissory note along with accrued interest of $1,250.

4. LINE OF CREDIT

On November 30, 2006, a business loan was signed between APC Group and Denali State Bank establishing a $100,000 line of credit with a maturity date of November 30, 2007, at an annual interest rate of 6.25% with accrued interest paid monthly beginning December 30, 2006. A certificate of deposit in the amount of $100,000 was assigned by an APC Group shareholder as collateral for which APC Group issued 200,000 shares of common stock valued and expensed at $30,000 as loan costs.

5. COMMON STOCK

Between December 1, 2006 and May 31, 2007, APC Group issued 1,075,000 common shares for $215,000 in cash and issued 2,699,222 shares, valued at $511,743 for services.

6. SUBSEQUENT EVENTS

On June 11, 2007, APC Group made an Offer of Judgment to a former employee in the amount of $21,407 which was accepted. The former employee has yet to file a form of final judgment computing interest, costs and attorney’s fees. As of May 31, 2007, APC Group has accrued $27,747 consisting of $21,407 judgment amount, interest of $2,338 from April 1, 2006 to May 31, 2007 at the rate of 9.25% per annum, attorney fees of $3,853 at 18% of the judgment amount and filing fees of $150.

PART III

Item 1. Index to and Description of Exhibits.

Exhibit No.	Description of Exhibit

2.1	Plan of Conversion, dated April 28, 2005
3.1	Articles of Incorporation
3.2	Bylaws
3.3	Certificate of Amendment to Articles of Incorporation
4.1	Certificate of Designation of Series A Preferred Stock
10.1	Contract to Purchase Assets of Reel-Thing Innovations Inc., dated July 10, 2003, as amended on May 5, 2005
10.2	Amended and Restated Contract for Services with PCMC, dated June 15, 2007

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

APC GROUP, INC.
Date: August 29, 2007

Name: /s/ Kenneth S. Forster
Title: President and Chief Executive Officer